MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2009 and the audited financial statements for the year ended December 31, 2008.

This Management' Discussion and Analysis ("MD&A") is dated May 22, 2009 and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino's principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compania Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera"), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico ("Avino Mine"). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6. In November 2006, the Company's listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company's financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

Currently, Avino is planning is to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. The proposals are now under review by management.

In addition, the company is planning to conduct a bulk sampling program to firm up the grade and the metallurgy of the newly discovered San Gonzalo deposit. The bulk sample program will also provide the needed concentrate material for further evaluation by the various smelters and trading companies and for on-site processing if deemed feasible.

Applications for permits to the various regulatory agencies were submitted early in the year. Positive response was obtained in each case and we are in a position to proceed with the bulk sampling program once the reclamation plan has been submitted and approved. Cost of the program is currently being finalized and we are also working on completing the terms for the buyer of our bulk sample concentrate.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

Some refurbishing work in the mill has already been done in anticipation that the bulk sample program will proceed. This work includes the reclaim water system, the fine ore bin, its discharge chutes and the take away conveyor. The process water tank has been cleaned and ready for service. The ball mill has been serviced and ready for dynamic testing when the power upgrade has been performed. Mill discharge pumps, cyclone and a bank of flotation cells have been refurbished. Additional work is required in the dewatering section of the plant. The plan is to thickened and vacuum filter the concentrate to produce a concentrate with no more than 12% moisture for bulk shipping in dump trucks.

Mining of the bulk sample will be contracted out and possibly the crushing.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During our long history, we have weathered a number of difficult economies. While the current market clearly presents challenges, our cash position of approximately C$3.3 million puts us in a strong position for continued growth and our goal of bringing the mine back into production. We will continue to invest aggressively in exploration and development.

We believe Avino is uniquely positioned among the many emerging producers in Mexico. Through our majority ownership in the Avino Mine, recovery plant and surrounding property holdings may provide our shareholders to leverage in the strong metals markets that we believe lay ahead. We remain committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. We adhere to the highest standards of environmental responsibility, to supporting the local community with our highest standards of business practices and to the long term success of our shareholders.

Eagle Property, Yukon Territory

In November, 2008, the Company entered into an option agreement with Mega Silver Inc. ("Mega Silver"), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district, Yukon Territory. This area has produced over 200 million ounces of silver. The property area is located roughly 38 kilometers northeast of Mayo and 350 kilometers due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometers on Galena Hill along the projected strike of the Eagle Vein.

The Eagle Property includes historic surface trenches that expose a section of the Eagle Vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle Vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totaling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN - HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver's adjoining Man claim that apparently represents the untested northeast extension of the Eagle Vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Mega Silver must:

• Incur Exploration Costs totaling $7.1 million over five years.
• Make total cash payments of $400,000 over five years to Avino.
• Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must commence Commercial Production and upon Mega Silver commencing Commercial Production it will have been deemed to have acquired 25% interest free and clear of all Encumbrances with no further action required by it.

If the Production Decision is made by Mega Silver at any time from the fifth anniversary of November 17, 2008, the Exchange Approval Date until the date that is six months following the fifth anniversary of November 17, 2008, Mega Silver may decide to proceed to Commercial Production (the "Production Decision"), Mega Silver shall

(a)   pay Cdn$200,000 to the Company within five days of the Production Decision; and

(b)   pay Cdn$200,000 to the Company on or before each yearly anniversary of the Production Decision until the later of (i) the fifth anniversary of the Production Decision and (ii) the date that Commercial Production commences

Results of Operations

Three months ended March 31, 2009 compared with the three months ended March, 2008. Operating and administrative expenses

Operating and administrative expenses were $132,897 for the three month period ended March 31, 2009 as compared with of $592,216 for the three months ended March 31, 2008, a decrease of $459,319. The decrease is attributable to $396,000 in stock-based compensation, $42,744 in investor relations, $10,069 in travel and promotion, and $6,483 in office and miscellaneous. The significant stock-based compensation in the comparison period was resulting from 600,000 stock options granted to consultants and employees of the Company while there were no such charges recorded in the current period. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows. The only cost increase in the current period was in professional fees, which was $11,008 higher than the comparison period, mainly caused by the rise of accounting fees for Cia Minera's operations. The Company is paying a 3% commission for the collection of the Mexican IVA tax.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

Loss for the period

The loss for the three month period ended March 31, 2009 was $110,538 compared with a loss of $533,718 for the three month period ended March 31, 2008, a difference of $423,180. Other than the $459,3219 decrease in operating and administrative expenses discussed above, in the current quarter there were decline of $36,995 in interest and other income while a small increase of $856 was recorded in foreign exchange gain

Summary of Quarterly Results

Period ended	2009 March 31 Q1	2008 Dec 31 Q4	2008 Sept 30 Q3	2008 Jun 30 Q2	2008 Mar 31 Q1	2007 Dec 31 Q4	2007 Oct 31 Q3	2007 Jul 31 Q2
	$	$	$	$	$	$	$	$
Gain (Loss) for the period	(110,538)	(869,144)	164,833	(300,847)	(533,718)	(168,616)	(232,414)	(236,719)
Loss per share	(0.01)	(0.04)	0.01	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)
Total assets	20,010,900	20,126,230	20,820,081	20,726,621	21,106,036	21,190,940	22,600,515	22,691,455

The quarterly losses were previously influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on numerous occasions. These costs have been partially replaced with general exploration and administrative costs associated with expanding exploration activities on Cia Minera's mineral properties. After acquiring control of Cia Minera in July of 2006, the costs associated with Cia Minera are consolidated with the Company and exploration expenditures are capitalized, thereby not impacting the loss for the period. Since the $10 million private placement that took place in 2006, there have been consistent efforts on shareholder and investor relations' activities and company promotion. Stock-based compensation, future income tax and foreign exchange variances are items that cause significant swings in the losses between the quarters. The lower loss in the first quarter of fiscal 2009 was resulting from the reduction in activities in investor relations along with no stock-based compensation recognized in the period.

Liquidity and Capital Resources

During the three month period ended March 31, 2009, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $66,946. There was very little activity on its British Columbia properties. At this time the Company has no operating revenues but has earned interest income of $20,272 in the current period. The Company will continue to have significant cash on hand to earn interest income throughout the current fiscal year. However, the Company's cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well so interest income is expected to decrease as the current year progresses.

At March 31, 2009, the Company had working capital of $3,224,043 and cash and cash equivalents of $3,528,779. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. By the end of the period, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The annual cost for the bulk sampling program was estimated at $2,500,000 for capital costs and $400,000 for operating costs. The Company has no significant plans for the British Columbia properties during the remainder of the fiscal year. The Company has sufficient cash on hand to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2009.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

The Company continues in the exploration stage until such time that the Avino mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company's assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company's ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the three month period ended March 31, 2009, the company paid, or made provision for the future payment of the following amounts to related parties:

i)
$38,371 (March 31, 2008 - $49,717; April 30, 2007 - $27,908) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp ("Oniva"), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$24,000 (March 31, 2008 - $24,000; April 30, 2007 - $24,000) to a private company controlled by a Director for management fees;

iii)	$7,500 (March 31, 2008 - $7,500; April 30, 2007 - $7,500) to a private company controlled by a director of a related company for consulting fees;

iv)	$2,039 (March 31, 2008 - $11,000; April 30, 2007 - $11,904) to a private company controlled by a director for geological consulting services;

v)	$3,750 (March 31, 2008 - $3,750; April 30, 2007 - $3,750) to Directors for Directors fees.

The amounts due to related parties consist of $144,424 (December 31, 2008 - $145,011) due to Oniva; $12,750 (December 31, 2008 - $9,000) due to Directors for Directors fees; $Nil (December 31, 2008 -$16,789) due to a Director for geological services; $1,075 (December 31, 2008 - $nil) due to a company controlled by a director of a related public company for geological services; and $382 (December 31, 2008 - $nil) due to a Director for expense reimbursement..

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the three month period ended March 31, 2009, $24,000 was paid to the President for services as director and officer of the Company; $3,240 was paid to the Corporate Secretary for services as an officer

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

of the Company; and $4,950 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). Adoption of these requirements did not have a significant impact. For details of the specific accounting changes, refer to Note 2 (iii) of the Company's Interim Consolidated Financial Statements for the three months ended March 31, 2009:

i)   Section 3064 Goodwill and Intangible Assets

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company's financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (iv) of the Company's Interim Consolidated Financial Statements for the three months ended March 31, 2009:

i)      Section 1582 Business Combinations
ii)      Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for the interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company's accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company's consolidated financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at March 31, 2009 and May 22, 2009.

The following are details of outstanding share options as at March 31, 2009 and May 22, 2009:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/09)	Number of Shares Remaining Subject to Options (May 22/09)
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	940,000	940,000
February 27, 2013	$1.65	480,000	480,000
		1,854,500	1,854,500

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

The following are details of outstanding warrants as at March 31, 20098 and May 22, 2009:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31/08)	Number of Underlying Shares (Apr 28/09)
March 20, 2010[1]	$ 2.50	2,498,750	2,498,750
		2,498,750	2,498,750

___________________________________
1 First extension was approved by the TSX Venture Exchange on February 29, 2008 extended the expiry date from March 20, 2008 to March 20, 2009. Second extension was approved by the TSX Venture on February 26, 2009 extended the expiry date from March 20, 2009 to March 20, 2010.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at March 31, 2009 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at March 31, 2009 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.   However, these

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2009

weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company's internal controls over financial reporting that occurred during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 22, 2009. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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